

January 27, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Tracey T. Travis, Executive Vice President and Chief Financial Officer
The Estee Lauder Companies, Inc.
767 Fifth Avenue
New York, NY 10153

Re: The Estee Lauder Companies, Inc.
Form 10-K for the year ended June 30, 2015
Filed August 20, 2015
File No. 1-14064

Dear Ms. Travis:

We have reviewed your January 15, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 7, 2016 letter.

Form 10-K for the year ended June 30, 2015

Item 7. Management's Discussion and Analysis of financial Condition and Results of Operations, page 19

Overview, page 24

1.   If material, please quantify the amount of foreign currency translation losses attributed to your Venezuelan operations that are included in other comprehensive income as of the latest balance sheet date.

You may contact Mindy Hooker at (202) 551-3732 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and Construction